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Thursday September 24 1998 - Embargoed for 1.50pm

Contacts:

Tom Olt
Micro Focus
Director, Marketing Communications
650 404-7164

Anna Fijewski
Micro Focus
Senior Manager, Public Relations
650 404-7294

Giles Sanderson/Edward Bridges
Financial Dynamics
0171-831-3113



   Not for release, publication or distribution in or into Canada or Japan

                    MICRO FOCUS AND INTERSOLV COMPLETE MERGER


NEWBURY,  England,  MOUNTAIN VIEW, Calif.,  and ROCKVILLE,  Md. --
September  24,  1998 -- Micro  Focus Group Plc  ("Micro  Focus")  (London  Stock
Exchange: MICF; NASDAQ: MIFGY) today announced the completion of its acquisition of INTERSOLV, Inc. ("INTERSOLV") (formerly NASDAQ: ISLI).


Micro Focus is a registered trademark of Micro Focus Limited, and INTERSOLV is a registered trademark of INTERSOLV, Inc., a wholly-owned subsidiary of Micro Focus Group plc. All other companies and products as they appear in this release are trademarks of their respective owners.

                                       XXX


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 25, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary